ZIONS BANCORPORATION					Attachment #1
DEBT MODIFICATION
6/30/09
	5.65% NOTES	6.00% NOTES	5.50% NOTES		TAX
	DUE 2014	DUE 2015	DUE 2015	TOTAL	EFFECTED
CALCULATION OF GAIN FROM DEBT EXTINGUISHMENT
RECORDED IN INCOME
COMPONENTS OF NOTE CARRYING VALUES:
PRINCIPAL BALANCE OF NOTES	$265,320,000	$419,555,000	$484,990,000	$1,169,865,000
NOTE DISCOUNTS	(167,667)	(424,487)	(2,507,460)	(3,099,613)
TERMINATED SWAPS	36,001,874	60,208,523	65,089,562	161,299,960
ISSUANCE COSTS	(777,516)	(1,574,932)	(1,916,408)	(4,268,856)
	300,376,692	477,764,104	545,655,694	1,323,796,491

PRINCIPAL BALANCE OF MODIFIED NOTES	265,320,000	419,555,000	484,990,000

PRICES OF MODIFIED NOTES ON COMMITMENT DATE (NEW DEBT)	71.19	71.25	70.57

FAIR VALUE OF MODIFIED NOTES ON COMMITMENT DATE	188,881,308	298,932,938	342,257,443	830,071,689

GAIN ON DEBT EXTINGUISHMENT	$111,495,384	$178,831,167	$203,398,251	$493,724,802	$304,875,065

CALCULATION OF INTRINSIC VALUE OF CONVERSION
FEATURE RECORDED AS EQUITY
PRICE OF PREFERRED C STOCK ON COMMITMENT DATE	$98.80	$98.80	$98.80
PRICES OF MODIFIED NOTES ON COMMITMENT DATE	71.19	71.25	70.57
INTRINSIC VALUE GIVEN 1:1 CONVERSION RATIO	$27.61	$27.55	$28.23

PRINCIPAL BALANCE OF NOTES	$265,320,000	$419,555,000	$484,990,000

INTRINSIC VALUE OF CONVERSION FEATURE	$73,254,852	$115,587,403	$136,912,677	$325,754,932	$201,153,670

JOURNAL ENTRIES:
Entries to Extinguish Original Debt at 06/30/09
	Debit	Credit

Subordinated Notes	$1,169,865,000
Terminated Swaps on Old Debt	161,299,960
Discount on Modified Debt	339,793,311
Discount on Old Debt		$3,099,613
Old Debt Issuance Costs		4,268,856
Convertible Subordinated Notes		1,169,865,000
Gain on Debt Extinguishment		493,724,802

	$1,670,958,271	$1,670,958,271

Entry to Record Allocation of Beneficial Conversion Feature at 06/30/09
	Debit	Credit

Discount on Modified Debt	$325,754,932
Additional Paid-in Capital		$201,153,671
Deferred Tax Liability		124,601,261

	$325,754,932	$325,754,932